Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of incorporation or organization

uniQure biopharma B.V.	The Netherlands

uniQure IP B.V.	The Netherlands

uniQure Inc.	Delaware

uniQure manufacturing B.V.	The Netherlands

uniQure Assay Development B.V.	The Netherlands

uniQure Research B.V.	The Netherlands

uniQure non clinical B.V.	The Netherlands

uniQure QA B.V.	The Netherlands

uniQure process development B.V.	The Netherlands

uniQure clinical B.V.	The Netherlands